FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for the Fiscal Year 2012 Third Quarter Ended March 31, 2012

Q3 Financial Highlights

•	Quarterly revenues of $66.1 million, representing an increase of 18.6% compared to $55.8 million year-over-year.

•	Gross margin at 39.3%, as compared to 40.3% year-over-year, and 38.5% quarter-over-quarter

•	Non-GAAP net income attributable to Hollysys of $11.6 million, as compared to $9.6 million and a 20.8% increase year-over-year.

•	Non-GAAP Diluted EPS at $0.21 reported for the quarter, as compared to $0.17 year-over-year

•	Record-breaking backlog of $401.8 million as of March 31, 2012, a 43.1% increase compared to $280.9 million year-over-year, and 21.0% increase compared to $332.1 million quarter-over-quarter.

•	Inventory turn-over days of 68 days for this quarter compared to 101 days year-over-year.

•	Quarterly DSO of 160 days, as compared to 156 days year-over-year.

•	Generate net cash provided by operating activities of $1.5 million for this quarter.

Beijing, China – May 14, 2012 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the fiscal year 2012 third quarter ended March 31, 2012 (see attached tables).

Dr. Changli Wang, Chairman and CEO of Hollysys, stated: “We are pleased to report another quarter with solid operating and financial results. Here I would like to take this opportunity to discuss some key events that took place in this quarter:

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May14, 2012

Industrial automation is continuously growing towards the top position in domestic market and starting to build its brand power globally. We keep seeing strong business demand across all of our products and industry verticals. The significant growth we reported in the quarter clearly validates our dedicated industry expert total solution and sales network expansion strategies. Our established brand recognition, strong track record of customization, quality and service, efficient R&D and implementation together with customer-orientated flexibility give us a significant competitive advantage over domestic and international competitors. We believe Hollysys is in an excellent position as we pursue future growth in industrial automation market.

In our high-speed rail segment, we successfully won the international bid and signed a contract of approximately US$63.15 million with MTR Corporation Ltd to provide the complete suite of high-speed rail signaling systems to Guangzhou-Shenzhen-Hong Kong Express Rail Hong Kong Section. As the first-ever international contract for our high-speed rail signaling system amid the stiff competition from other world class signaling system providers, this contract is of paramount importance and remarkable milestone in steering our business to the next level in the global arena. On the domestic side, we believe we will continue to benefit from the continuous construction of high-speed rail called by the huge demand for rail transportation across the country. With the successful Safety certification in accordance with International Standards for our Signaling products and system, we will continue to leverage on our strong commitment to Research & Development, quality and service to further explore business opportunities in both China and abroad.

“In subway business, in addition to the Hong Kong MTR contract and Beijing Subway Line 14 contract of supplying the integrated surveillance control and data acquisition system (SCADA) we signed last quarter, we are expecting our self-developed proprietary subway signaling system to obtain the European Safety Standard Certification Level 4 (SIL 4) by the end of 2012. We are excited about the subway signaling system because it clearly differentiates Hollysys and will bring us to a higher level in competing with other players to propel our subway business in both Chinese and international market.

“What’s more, we made substantial progress in our strategy of international market expansion through our successfully acquired company - Concord. In this quarter Concord successfully signed a retrofit project of USD $14.02 million with Shaw Brothers Limited to supply and provide installation and electrification services for Shaw Centre in Singapore. We are seeing building automation is becoming a lucrative market given the increasing high-end commercial buildings and growing demand for retrofit projects of existing commercial buildings in many markets. Meanwhile, Concord has been actively working on a few international biddings and projects in rail and industrial automation sectors. The acquisition of Concord has been proved to be a good synergy and successful by combining our proprietary technology and Concord’s international team, we will continue to leverage the core capabilities to further penetrate into the international arena and build Hollysys into a world leading automation and control technology and products provider.”

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The Third Quarter ended March 2012 Unaudited Financial Results Summary

To facilitate a clear understanding of Hollysys operational result, a summary of unaudited non-GAAP financial results is shown as below:

In USD thousands, except share numbers and EPS

	Three months ended			Nine months ended
	March 31,2012	March 31,2011	% Change	March 31,2012	March 31,2011	% Change

Revenues	$66,135	55,765	18.6%	233,587	190,979	22.3%
Integrated Contract Revenue	$61,755	52,426	17.8%	221,138	180,998	22.2%
Products Sales	$4,380	3,339	31.2%	12,449	9,981	24.7%
Cost of Revenues	$40,119	33,268	20.6%	143,747	120,525	19.3%
Gross Profit	$26,016	22,497	15.6%	89,840	70,454	27.5%
Total Operating Expenses	$14,115	12,708	11.1%	40,499	33,751	20.0%
Selling	$6,106	5,320	14.8%	21,148	14,275	48.1%
General and Administrative	$4,934	4,885	1.0%	17,177	13,370	28.5%
Research and Development	$5,588	3,854	45.0%	18,538	14,628	26.7%
VAT refunds and government subsidy	$(2,513)	(1,352)	85.9%	(16,364)	(8,522)	92.0%
Income from operations	$11,902	9,790	21.6%	49,341	36,703	34.4%
Other income (expense), net	$1,029	(63)	(1,736.8)%	1,292	(616)	(309.8)%
Gains on disposal of long-term investments	$2,045	23	8,758.4%	2,042	1,451	40.8%
Share of net gains (losses) of equity investees	$(507)	406	(224.7)%	(355)	2,360	(115.0)%
Interest expense, net	$(224)	(447)	(50.0)%	(1,386)	(1,168)	18.7%
Income tax Expenses	$2,540	169	1,407.0%	5,741	3,811	50.6%
Non-GAAP net income (loss) attributable to non-controlling interest	$77	(87)	(188.8)%	300	(75)	(497.9)%
Non-GAAP net income attributable to Hollysys	$11,628	9,628	20.8%	44,893	34,994	28.3%
Basic Non-GAAP EPS	$0.21	0.18	16.7%	0.81	0.64	26.6%
Diluted Non-GAAP EPS	$0.21	0.17	23.5%	0.81	0.64	26.6%

Stock-based Compensation Cost	$100	134	(25.9)%	414	396	4.5%
GAAP Net income attributable to Hollysys	$11,529	9,493	21.4%	44,479	34,598	28.6%
Basic GAAP EPS	$0.21	0.17	23.5%	0.80	0.64	25.0%
Diluted GAAP EPS	$0.21	0.17	23.5%	0.80	0.63	27.0%

Basic Weighted Average Common Shares Outstanding	55,933,984	54,671,818	2.3%	55,547,536	54,451,063	2.0%
Diluted Weighted Average Common Shares Outstanding	56,046,907	55,055,393	1.8%	55,742,634	54,876,540	1.6%

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May14, 2012

Operational Results Analysis for the Third quarter ended March 31, 2012

For the three months ended March 31, 2012, total revenues increased by 18.6% to $66.1 million, from $55.8 million in the prior fiscal year period. Among total revenues, revenue from integrated contracts increased by 17.8% to $61.8 million, as compared to $52.4 million for the same period of the prior year. The Company’s integrated contract revenue by segment was shown as followings:

(In USD million)

	Three months ended March 31,				Nine months ended March 31,
	2012		2011		2012		2011
	$	% to Total Revenue	$	% to Total Revenue	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	35.7	57.7%	26.1	49.8%	133.1	60.2%	94.3	52.1%
Rail Transportation	21.1	34.2%	26.3	50.2%	70.9	32.0%	86.7	47.9%
Overseas	5.0	8.1%	-	-	17.1	7.8%	-	-
Total	61.8	100.0%	52.4	100.0%	221.1	100.0%	181.0	100.0%

The industrial automation revenue of $35.7 million for the three months ended March 31, 2012 is consisted of industrial automation revenue of $35.6 million and nuclear revenue of $0.1 million in previous break-down categories. And the rail transportation revenue of $21.1 million for the three months ended March 31, 2012 is consisted of high-speed rail revenue of $13.2 million and subway automation revenue of $7.9 million.

As a percentage of total revenues, overall gross margin was 39.3% for the three months ended March 31, 2012, as compared to 40.3% for the same period of last year. The gross margin for integrated contracts and product sales were 37.9% and 59.9% for the three months ended March 31, 2012, as compared to 38.8% and 65.1% for the same period of last year respectively. The gross margin fluctuation was mainly due to the different revenue mix with different margin.

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For the three months ended March 31, 2012, selling expenses were $6.1 million, compared to $5.3 million year over year, and $8.1 million quarter over quarter. Compared to the same period of prior year, the increase was mainly due to the Company’s expanded sales network and increased selling staffs. As a percentage of total revenues, selling expenses were 9.2% compared to 9.5% year over year, and 10.0% quarter over quarter.

General and administrative expenses, excluding non-cash stock-based compensation expense, were $4.9 million for the quarter ended March 31, 2012, representing an increase of $0.1 million, or 1.0%, as compared to $4.8 million for the same period of prior year. As a percentage of total revenues, G&A expenses were 7.5% and 8.8% for the three months ended March 31, 2012 and 2011, respectively. Including the non-cash stock compensation cost recorded on a GAAP basis, G&A expenses were $5.0 million and $5.0 million for three months ended March 31, 2012 and 2011, respectively.

Research and development expenses were $5.6 million for the three months ended March 31, 2012, compared to $3.9 million year over year, and $6.9 million quarter over quarter. Compared to the same period of prior year, the increase was mainly due to the Company’s increased R&D activities. As a percentage of total revenues, R&D expenses were 8.4% compared to 6.9% year over year, and 8.6% quarter over quarter.

The VAT refunds and government subsidy amounted to $2.5 million for three months ended March 31, 2012, as compared to $1.3 million for the comparative prior year period, representing an increase of $1.2 million, or 85.9%, mainly due to Hangzhou Hollysys, the Company’s wholly-owned subsidiary, recognized a subsidy of $0.9 million during this quarter, which was granted to encourage the Company’s research and development activities in DCS field.

The gains on disposal of long term investment amounted to $2.0 million for the quarter ended March 31, 2012, which Beijing Hollysys, the Company’s wholly-owned subsidiary, disposed 10% equity interest in China Techenergy Co., Ltd. by consideration of RMB 27.8 million (approximately $4.4 million), and recognized a disposal gain of $2.0 million during this quarter. After this transaction, Beijing Hollysys continues to hold 40% equity interest in China Techenergy.

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The income tax expenses were $2.5 million for the three months ended March 31, 2012, compared to $0.2 million year over year, and $1.3 million quarter over quarter. The effective tax rate was 18.0% compared to 1.8% year over year, and 6.2% quarter over quarter. The large increase of tax expenses was mainly due to an income tax expense of $1.0 million related to VAT refunds was recognized by Beijing Hollysys during this quarter, as the Beijing Tax Bureau specified the VAT refunds be taxable. For the nine months ended March 31, 2012, the effective tax rate was 11.4%, as compared to 9.9% for the prior year period.

For the three months ended March 31, 2012, the non-GAAP net income to Hollysys excluding non-cash stock compensation cost was $11.6 million or $0.21 per diluted share based on 56 million shares outstanding. This represents an increase of $2.0 million, or 20.8%, over the $9.6 million, or $0.17 per share based on 55 million shares outstanding, reported in the prior year period. On a GAAP basis, net income attributable to Hollysys was $11.5 million, or $0.21 per diluted share representing an increase of $2.0, or 21.4%, over the $9.5 million, or $0.17 per diluted share reported in the prior year period.

Backlog Highlights

Hollysys’ backlog as of March 31, 2012 was $401.8 million, compared to $332.1 million on December 31, 2011, and $280.9 million on March 31, 2011. The large increase was mainly contributed by a backlog of $63.2 million, brought by contracts with Hong Kong MTR Corporation to provide High-Speed Rail Signaling Systems. The detailed breakdown of the backlog by segment is as followings:

(In USD million)

			Quarter-over-Quarter Analysis			Year-over-Year Analysis
	2012-3-31		2011-12-31			2011-3-31
	$	% to Total Backlog	$	% to Total Backlog	% Change	$	% to Total Backlog	% Change
Industrial Automation	144.8	36.0%	124.4	37.5%	16.4%	106.3	37.9%	36.1%
Rail Transportation	208.4	51.9%	170.4	51.3%	22.3%	174.6	62.1%	19.4%
Overseas	48.6	12.1%	37.3	11%	30.3%	-	-
Total	401.8	100.0%	332.1	100.0%	21.0%	280.9	100.0%	43.1%

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Cash Flow Highlights

The net cash provided by operating activities was $1.5 million for the three months ended March 31, 2012; Including investing and financing activities, the total net cash outflow for this quarter was $3.7million, mainly due to a cash outflow of $2.0 million for repayment of long-term loans and $3.7 million used for purchase of property, plant and equipment.

Balance Sheet Highlights

As of March 31, 2012, Hollysys’ cash and cash equivalents were $126.2 million, compared to $130.0 million on December 31, 2011. For the three months ended March 31, 2012, Days Sales Outstanding (“DSO”) is 160 days, as compared to 156 days year over year and 150 days quarter over quarter; and inventory turnover was 68 days, as compared to 101 year over year and 54 days quarter over quarter.

Outlook for FY 2012

Dr. Wang concluded, “Due to severe slow down of China’s high-speed development, as well as overseas projects delayed because of the mixed international environment. We are revising the previous announced FY2012 revenue guidance between $354 million and $356 million, down to between $310 million and $ 320 million; but we are confidently reiterating our FY 2012 net income guidance between $ 57 million and $ 58 million unchanged.”

Conference Call

Management will discuss the current status of the Company’s operations during a conference call at 9:00 AM ET/9:00 PM Beijing time on Tuesday, May15, 2012. Interested parties may participate in the call by dialing the following numbers approximately 10 minutes before the call is scheduled to begin and ask to be connected to the Hollysys Automation Technologies conference call. The conference call identification number is. 73953456

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1-866-519-4004 (USA)

800-930-346 (HK)

+852-2475-0994 (HK)

800-819-0121 (China Landline)

400-620-8038 (China Mobile)

+ 65-6723-9381 (International)

In addition, a recorded replay of the conference call will be accessible within 24 hours via Hollysys’ website at:

http://www.hollysys.com.sg/home/index.php/investor-relations/events-a-webcast

About Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,500 employees with nationwide presence in over 50 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 2000 customers in the industrial, railway, subway & nuclear industries in China, south-east Asia, and the middle east. Its proprietary technologies are applied in its industrial automation solution suite including Distributed Control System (DCS), Programmable Logic Controller (PLC), RMIS, HAMS, OTS, and other products, high-speed railway signaling system of Train Control Center(TCC) and Automatic Train Protection (ATP), and other products, subway supervisory and control platform (SCADA), and nuclear conventional island automation and control system.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

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For further information, please contact:

Hollysys Automation Technologies, Ltd.

www.hollysys.com

+8610-58981386

+8610-58981326

investors@hollysys.com

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HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In US Dollars)

	Three months ended March 31,		Nine months ended December 31,
	2012	2011	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Integrated contract revenue	$61,754,657	$52,426,094	$221,138,496	$180,997,840
Products sales	4,380,008	3,339,012	12,448,646	9,980,879
Total revenues	66,134,665	55,765,106	233,587,142	190,978,719

Cost of integrated contracts	38,361,214	32,102,736	139,510,271	115,984,582
Cost of products sold	1,757,506	1,165,022	4,237,085	4,540,308
Gross profit	26,015,945	22,497,348	89,839,786	70,453,829

Operating expenses
Selling	6,105,737	5,320,126	21,147,519	14,274,548
General and administrative	5,033,217	5,019,553	17,591,141	13,766,858
Research and development	5,587,796	3,854,212	18,538,206	14,628,051
VAT refunds and government subsidies	(2,513,331)	(1,351,983)	(16,363,865)	(8,522,489)
Total operating expenses	14,213,419	12,841,908	40,913,001	34,146,968

Income from operations	11,802,526	9,655,440	48,926,785	36,306,861

Other income (expense), net	1,029,217	(62,881)	1,291,613	(615,693)
Gains on disposal of long-term investments	2,045,042	23,086	2,042,015	1,450,627
Share of net gains (losses) of equity investees	(506,650)	406,303	(354,953)	2,359,630
Interest expense, net	(223,602)	(447,235)	(1,385,501)	(1,167,705)
Income before income taxes	14,146,533	9,574,713	50,519,959	38,333,720

Income taxes expenses	2,540,429	168,574	5,741,077	3,811,422
Net income	11,606,104	9,406,139	44,778,882	34,522,298

Less: Net income (loss) attributable to non-controlling interests	77,294	(87,072)	300,162	(75,428)
Net income attributable to Hollysys Automation Technologies Ltd.	$11,528,810	$9,493,211	$44,478,720	$34,597,726

Weighted average number of common shares	55,933,984	54,671,818	55,547,536	54,451,063

Weighted average number of diluted common shares	56,046,907	55,055,393	55,742,634	54,876,540

Basic earnings per share attributable to Hollysys Automation Technologies Ltd.	0.21	0.17	0.80	0.64

Diluted earnings per share attributable to Hollysys Automation Technologies Ltd.	0.21	0.17	0.80	0.63

Other comprehensive income
Net income	11,606,104	9,406,139	44,778,882	34,522,298
Translation adjustments	594,719	2,461,800	6,248,591	7,894,021
Comprehensive income	12,200,823	11,867,939	51,027,473	42,416,319

Less: Comprehensive income attributable to non-controlling interest	78,486	(79,906)	327,351	(47,166)
Comprehensive income attributable to Hollysys Automation Technologies Ltd.	$12,122,337	$11,947,845	$50,700,122	$42,463,485

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HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(In US Dollars)

	March 31,	December 31,
	2012	2011
	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$126,178,593	$129,918,106
Contract commitment deposit in banks	4,832,623	2,698,087
Accounts receivable, net of allowance for doubtful accounts of $13,626,327 and $12,947,639	106,710,893	101,591,729
Cost and estimated earnings in excess of billings, net of allowance for doubtful accounts of $1,558,430 and $1,467,630	100,326,971	94,160,656
Other receivables, net of allowance for doubtful accounts of $347,264 and $335,697	7,738,132	9,813,354
Advances to suppliers	9,081,346	6,715,126
Amounts due from related parties	15,642,061	15,755,057
Inventories, net of provision of $2,456,312 and $2,542,564	28,764,216	26,606,991
Prepaid expenses	977,026	1,050,170
Income tax recoverable	171,551	572,804
Deferred tax assets	2,101,850	2,281,798
Total current assets	402,525,262	391,163,878

Property, plant and equipment, net	68,667,959	69,628,760
Long term investments	15,857,673	17,548,814
Goodwill	29,872,841	29,875,776
Deferred tax assets	1,069,204	1,196,892

Total assets	517,992,939	509,414,120

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	5,334,878	5,329,291
Current portion of long-term bank loans	7,943,695	7,935,374
Accounts payable	76,929,206	70,671,271
Construction cost payable	927,693	926,721
Deferred revenue	34,882,340	34,668,157
Accrued payroll and related expense	5,379,151	10,149,946
Income tax payable	4,293,253	4,537,854
Warranty liabilities	3,033,303	3,040,047
Other tax payables	15,187,451	11,086,248
Accrued liabilities	8,028,948	10,029,391
Amounts due to related parties	2,185,521	3,476,228
Advance receipt of disposal of equity interests in an equity investee	-	4,412,068
Total current liabilities	164,125,439	166,262,596

Long-term bank loans	26,763,935	28,716,050
Total liabilities	190,889,374	194,978,646

Commitments and contingencies

Equity
Common stock, par value $0.001 per share, 100,000,000 shares authorized, 55,998,917 and 55,834,782 shares issued and outstanding	55,999	55,835
Additional paid-in capital	150,580,096	150,112,992
Appropriated earnings	23,091,073	23,090,979
Retained earnings	119,191,215	107,662,499
Accumulated comprehensive income - translation adjustments	33,047,213	32,453,686
Total Hollysys Automation Technologies Ltd. stockholder’s equity	325,965,596	313,375,991

Non-controlling interests	1,137,969	1,059,483
Total equity	327,103,565	314,435,474

Total liabilities and stockholders' equity	$517,992,939	$509,414,120

Hollysys Automation Technologies, Ltd	Page 12
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HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US Dollars)

	Three months ended March 31, 2012	Nine months ended March 31, 2012
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$11,606,104	$44,778,882
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,815,818	4,896,043
Allowance for doubtful accounts	885,792	3,175,806
Provision for inventories	(88,124)	669,166
Gains on disposal of property, plant and equipment	(459,659)	(420,026)
Impairment Loss	5,739	5,739
Gains on disposal of long-term investments	(2,045,042)	(2,042,015)
Share of net losses from equity investees	506,650	354,953
Stock-based compensation	99,606	414,318
Deferred tax assets (liabilities), net	310,615	(82,836)
Changes in operating assets and liabilities:
Accounts receivable	(4,351,576)	(195,594)
Cost and estimated earnings in excess of billings	(7,321,710)	5,447,468
Inventories	(2,021,445)	(148,656)
Advance to suppliers	(2,341,922)	(567,851)
Other receivables	2,103,416	3,803,941
Deposits and other assets	(2,054,290)	(483,416)
Due from related parties	(539,888)	(2,177,470)
Accounts payable	6,046,454	7,463,857
Deferred revenue	144,826	(10,218,311)
Accruals and other payable	(2,552,865)	4,211,790
Due to related parties	(2,396,699)	(2,349,480)
Tax payable	4,167,297	159,139
Net cash provided by operating activities	1,519,097	56,695,447

Cash flows from investing activities:
Purchase of property, plant and equipment	(3,680,087)	(5,769,298)
Proceeds from disposing property, plant and equipment	64,590	3,286,159
Proceeds from disposal of long-term investments	4,404,405	4,461,290
Acquisition of equity interests in an equity investee	(476,622)	(476,622)
Acquisition of a subsidiary, net of cash acquired	-	(5,410,486)
Advance receipt of disposal of equity interests in an equity investee	(4,360,237)	-
Net cash used in investing activities	(4,047,951)	(3,908,957)

Cash flows from financing activities:
Proceeds from short-term loans	-	563,194
Repayments of short-term loans	-	(7,018,852)
Repayments of long-term loans	(1,989,100)	(4,018,315)
Proceeds from options exercised	367,662	672,000
Repayment of pre-acquisition announced dividends due to the seller of Concord	-	(8,224,328)
Net cash used in financing activities	(1,621,438)	(18,026,301)

Effect of foreign exchange rate changes	410,779	749,345
Net increase (decrease) in cash and cash equivalents	$(3,739,513)	$35,509,534

Cash and cash equivalents, beginning of period	$129,918,106	$90,669,059
Cash and cash equivalents, end of period	126,178,593	126,178,593

Hollysys Automation Technologies, Ltd	Page 13
May14, 2012

Reconcile GAAP Net Income to Non-GAAP Net Income

The following table provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

	Three months ended March 31,		Nine months ended March 31,
	2012	2011	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net income attributable to Hollysys Automation Technologies Ltd.	$11,528,810	$9,493,211	$44,478,720	$34,597,726
Adjustments:
Stock-based compensation cost	99,606	134,388	414,318	396,426
Non-Gaap Net Income attributable to Hollysys Automation Technologies Ltd.	$11,628,416	$9,627,599	$44,893,038	34,994,152